UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the third quarter ended September 30, 2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

November 4, 2004

By

/s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

VANCOUVER, November 4, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the third quarter ended September 30, 2004.  Amounts, unless specified otherwise, are expressed in U.S. dollars.

Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate.  In addition, we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar.  The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency, have been translated into the U.S. reporting currency using the current rate method.

CONDENSED FINANCIAL RESULTS

Adjusted operating net income for the quarter ended September 30, 2004 was $25.9 million ($0.31 income per common share), as compared to an adjusted operating net loss of $3.8 million ($0.05 loss per common share) for the same period in the prior year.  The increase in the income for the period was primarily a result of an increase in royalty revenues partially offset by an increase in operating expenditures.

Operating cash flow or EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) was $24.0 M.

Net income for the quarter ended September 30, 2004 according to GAAP was $26.6 million ($0.32 income per common share), as compared to a net loss according to GAAP of $6.0 million ($0.09 loss per common share) for the same period in the prior year.

Financial results used in this press release include non-GAAP measures that exclude certain items.  Adjusted operating net income/loss excludes stock based compensation expense, foreign exchange gains or losses relating to our domiciling of cash balances, acquisition related amortization charges and acquired in-process research and development relating to license agreements and acquisitions.  Adjusted operating net income/loss does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted operating net income to net income according to GAAP in the attached tables.

Revenue of $44.3 million for the quarter ended September 30, 2004 included royalty revenue of $41.0 million, primarily derived from royalties received from Boston Scientific under the co-exclusive license agreement relating to sales of the TAXUS™ Express2™ (“TAXUS”) drug-eluting stent.  Product sales included sales of approved products by our subsidiaries of $3.2 million.

TAXUS related royalties of $40.4 million received during the third quarter were based on $542.2 million of worldwide TAXUS net sales, as reported to us by Boston Scientific for their second quarter ended June 30, 2004.  The gross royalty rate earned in the quarter was 8.0% for sales in the U.S. and 5.3% for sales in other countries.  The average royalty rate will continue to increase during the first half of calendar 2005 as sales volumes increase due to the tiered royalty rate calculations on net sales as provided for in the license agreement and the growth in sales in the U.S. and international markets.

For the quarter ended September 30, 2004 Boston Scientific publicly reported worldwide revenue of TAXUS systems of $640 million, of which $502 million was revenue realized from sales of systems in the U.S.  We expect to realize royalties related to Boston Scientific’s third quarter TAXUS system sales during our quarter ended December 31, 2004.

Research and development expenditures increased by approximately $3.2 million during the quarter compared to the same quarter in the prior year.  This increase was primarily due to an increase in salaries and benefit costs and external clinical trial costs.  The increase in salaries and benefit costs was primarily due to the inclusion of employees from acquisitions, an increase in stock based compensation for research and development employees and incremental costs associated with hiring new employees to support our continued expanding research and development efforts.  Selling, general and administrative expenses for the current quarter increased by $2.5 million compared to the same quarter in the prior year.  The increase is mainly due to an increase in salaries and benefits, primarily due to the inclusion of employees from acquisitions and an increase in stock based compensation expense.  There was also an increase in professional fees due to Sarbanes-Oxley related consulting and compliance and legal fees relating to our intellectual property.

In September 2004, we amended our 1997 co-exclusive license agreement with Cook to accommodate Cook’s election to exit and return all rights regarding the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents.  The agreement was amended to increase the royalty rate upon the commercial sale of paclitaxel-eluting peripheral vascular stent products; to provide us with the ability to grant sublicensing rights to Boston Scientific for the paclitaxel-eluting coronary vascular products; and to provide a multi-year extension to the license agreement for Cook regarding the peripheral vascular and gastrointestinal fields of use.  In consideration for these amendments we made a $25.0 million upfront license payment to Cook upon execution of the amended agreement.  This payment was held in trust until the waiting period expired pursuant to the Hart-Scott-Rodino Antitrust Improvements Act on October 28, 2004.  Boston Scientific is now free to take up the option for exclusivity in the paclitaxel-eluting coronary vascular field and has until November 23, 2004 to exercise the option.  The $25.0 million payment will result in the recording of an intangible asset on our balance sheet, which will be amortized over its estimated useful life of ten years.

For the quarter ended September 30, 2004, the reported foreign exchange gain of $3.2 million was due to a stronger Canadian dollar relative to the U.S. dollar (from 0.746:1 to 0.791:1) during the quarter as applied to our Canadian dollar denominated cash and short-term investments.  For the three month period ended September 30, 2003, the reported foreign exchange loss of $299,000 is a translation of the amount previously reported in Canadian dollars.  Investment and other income increased by $895,000 for the three month period ended September 30, 2004 compared to the same quarter in the prior year due to the significant increase in cash and cash equivalents and short-term and long-term investments received from the public offering in October 2003.

“During the third quarter of 2004, the TAXUS™ Express2™ coronary stent system exhibited continued strong sales momentum and market leadership,” said Dr. William Hunter, President and CEO of Angiotech.  “We continue to be very pleased with the highly successful commercialization efforts of our partner Boston Scientific.  The strong sales results achieved by TAXUS enabled us to record our first quarter of significant operating cash flow and profitability.  We are excited to be able to report these results to our shareholders.”

“We also look forward to reviewing additional clinical data from the ongoing TAXUS series of clinical studies, as well as the recently commenced ARRIVE and ARRIVE 2 registry programs which will analyze safety and clinical outcomes for the TAXUS stent system in everyday clinical use.  We believe these clinical programs will continue to demonstrate that TAXUS™ Express2™ is the most viable clinical option for patients undergoing treatment for coronary artery disease.”

In October 2004, we began a process of consolidating our research and development facilities in order to increase efficiency by centralizing certain of our research and development activities.  This process will result in a reduction in the number of our employees at our Palo Alto facility over a nine month period.  We currently estimate total restructuring and termination related costs of approximately $4.5 million.  We expect that approximately $2.5 million of these expenditures will be reflected in our December 31, 2004 quarterly financial results, and approximately $1 million of these expenditures will be reflected in each of our first and second quarter 2005 financial results respectively.

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three Months Ended September 30, 2004			Three Months Ended September 30, 2003
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported*	Adjustments	Adjusted
REVENUE
Royalty revenue	40,999		40,999	1,291		1,291
Product sales	3,219		3,219	1,833		1,833
License fees	51		51	1,155		1,155
	44,269	-	44,269	4,279	-	4,279
EXPENSES
License and royalty fees on royalty revenue	6,231		6,231	762		762
Cost of goods sold – product sales	2,034		2,034	1,591		1,591
Research and development	6,366	(693) a	5,673	3,191	(298) a	2,893
Selling, general and administrative	5,653	(686) a	4,967	3,115	(280) a	2,835
Amortization	1,893	(1,058) b	835	1,684	(1,297) b	387
	22,177	(2,437)	19,740	10,343	(1,875)	8,468
Operating income (loss)	22,092	2,437	24,529	(6,064)	1,875	(4,189)
Other income (expenses):
Foreign exchange gain (loss)	3,182	(3,182) c	-	(299)	299 c	-
Investment and other income	1,267		1,267	372		372
Interest expense – capital lease	-		-	(20)		(20)
Total other income (expenses)	4,449	(3,182)	1,267	53	299	352
Income (loss) for the period before income taxes	26,541	(745)	25,796	(6,011)	2,174	(3,837)
Income tax recovery	78	-	78	-		-
Net income (loss) for the period	26,619	(745)	25,874	(6,011)	2,174	(3,837)
Basic net income (loss) per common share	0.32	(0.01)	0.31	(0.09)	0.04	(0.05)
Diluted net income (loss) per common share	0.31	(0.01)	0.30	(0.09)	0.04	(0.05)
Weighted average shares outstanding (000’s) - Basic	83,812		83,812	70,410		70,410
Weighted average shares outstanding (000’s) - Diluted	86,718		86,718	n/a		n/a

        * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

a.

Adjustment for stock based compensation expense.

b.

Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the three months ended September 30, 2004, adjustments include $389,000, $400,000 and $203,000 for amortization of intangible assets related to the acquisitions of Cohesion, STS and NeuColl respectively; and $66,000 for amortization of medical technologies.

c.

Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Nine Months Ended September 30, 2004			Nine Months Ended September 30, 2003
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported*	Adjustments	Adjusted
REVENUE
Royalty revenue	55,896		55,896	1,629		1,629
Product sales	10,299		10,299	5,412		5,412
License fees	3,358		3,358	2,993		2,993
	69,553	-	69,553	10,034	-	10,034
EXPENSES
License and royalty fees on royalty revenue	9,712		9,712	892		892
Cost of goods sold – product sales	5,547		5,547	3,465		3,465
Research and development	18,229	(1,919) a	16,310	9,030	(659) a	8,371
Selling, general and administrative	15,428	(1,920) a	13,508	11,625	(812) a	10,813
Amortization	7,704	(5,526) b	2,178	4,539	(3,356) b	1,183
Acquired in-process research and development	6,375	(6,375) c	-	3,555	(3,555) c	-
	62,995	(15,740)	47,255	33,106	(8,382)	24,724
Operating income (loss)	6,558	15,740	22,298	(23,072)	8,382	(14,690)
Other (expenses) income:
Foreign exchange loss	(168)	168 d	-	(10,010)	10,010 d	-
Investment and other income	4,188		4,188	976		976
Interest expense – capital lease	-		-	(72)		(72)
Total other (expenses) income	4,020	168	4,188	(9,106)	10,010	904
Income (loss) for the period before income taxes	10,578	15,908	26,486	(32,178)	18,392	(13,786)
Income tax recovery	393		393	-		-
Net income (loss) for the period	10,971	15,908	26,879	(32,178)	18,392	(13,786)
Basic net income (loss) per common share	0.13	0.19	0.32	(0.47)	0.27	(0.20)
Diluted net income (loss) per common share	0.13	0.18	.31	(0.47)	0.27	(0.20)
Weighted average shares outstanding (000’s) - Basic	83,609		83,609	68,812		68,812
Weighted average shares outstanding (000’s) - Diluted	86,515		86,515	n/a		n/a

        * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

a.

Adjustment for stock based compensation expense.

b.

Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the nine months ended September 30, 2004, adjustments include $3,917,000, $1,200,000 and $203,000 for amortization of intangible assets related to the acquisitions of Cohesion, STS and NeuColl respectively; and $206,000 for amortization of medical technologies.

c.

Adjustment for in-process research and development acquired per our license agreement with Poly-Med executed in April 2004.

d.

Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

In accordance with U.S. generally accepted accounting principles

(in thousands of U.S.$)	September 30,	December 31,
As at	2004	2003
	$	$
ASSETS		(Restated)*
Cash and short-term investments	221,546	296,794
Other current assets	5,516	10,836
Long-term investments	73,614	16,801
Property and equipment, net	16,439	10,136
Intangible assets, net	41,410	30,094
Goodwill	33,303	30,486
Deferred income taxes	5,654	-
Restricted cash	25,000	-
Other assets	994	575
	423,476	395,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	13,381	11,543
Deferred revenue – long term portion	2,000	2,090
Deferred leasehold inducement	2,113	2,272
Deferred income taxes	7,387	2,446
Shareholders’ equity	398,595	377,371
	423,476	395,722

  * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2004 and the audited consolidated financial statements for the fifteen month period ended December 31, 2003. If you require a copy of Angiotech's audited consolidated financial statements for the fifteen month period ended December 31, 2003, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Thursday, November 4, 2004 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at (866) 761-0748 (North America) or (617) 614-2706 (International) and entering Access Code 36132574.  A recording of the call will be available until Thursday, November 11, 2004 by calling (888) 286-8010 (North America) or (617) 801-6888 (International) and entering Access Code 54781982

Statements in this press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the  companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's  regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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